3
1
<SROS>NYSE
<REPORTING-OWNER>
  0001103178
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Spherion Corporation
  914536
  <IRS-NUMBER>36-3536544
</SUBJECT-COMPANY>
<PERIOD>02/17/03
3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Morgan, Robert
   2050 Spectrum Boulevard


   Fort Lauderdale, FL  33309
2. Date of Event Requiring Statement (Month/Day/Year)
   02/17/03
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
  Spherion Corporation (SFN)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Pres, Human Capital Consulting
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 14,692.0000          D   Direct
Common Stock                                                 5,642.8920          I   By DCP
Common Stock                                                 2,992.7500          I   By 401(k) plan

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (Right to 02/05/98  02/05/07  Common Stock               6,254.0000 $18.6250   D           Direct
 buy)
Deferred Stock Units            07/05/06  07/05/09  Common Stock                 11,991.0000 $0.0000    D       Direct
Deferred Stock Units            04/10/02  04/10/11  Common Stock                 10,000.0000 $0.0000    D        Direct
Deferred Stock Units            05/31/02  05/31/11  Common Stock                 5,834.0000 $0.0000    D           Direct
Incentive Stock Option (Right to10/04/03  10/04/12  Common Stock                 6,667.0000$5.9100    D           Direct
 buy)
Incentive Stock Option (Right to05/31/02  05/31/11  Common Stock                 10,841.0000$7.2500    D           Direct
 buy)
Incentive Stock Option (Right to08/09/03  08/09/12  Common Stock                 4,599.0000 $7.9500    D           Direct
 buy)
Incentive Stock Option (Right to10/06/01  10/06/10  Common Stock                 7,500.0000 $11.3125   D           Direct
 buy)
Non-Qualified Stock Option      10/04/03  10/04/12  Common Stock                 13,333.0000$5.9100    D           Direct
(Right to buy)
Non-Qualified Stock Option      05/31/02  05/31/11  Common Stock                 15,409.0000$7.2500    D           Direct
(Right to buy)
Non-Qualified Stock Option      08/09/03  08/09/12  Common Stock                 22,601.0000$7.9500    D           Direct
(Right to buy)
Non-Qualified Stock Option      10/06/01  10/06/10  Common Stock                 15,000.0000$11.3125   D           Direct
(Right to buy)
Deferred Stock Units            10/06/01  10/06/10  Common Stock                 7,428.0000 $0.0000    D           Direct

Explanation of Responses:

(1)
Stock Options granted 02/05/97 are exercisable commencing 02/05/98 on a cumulative basis as follows 1/3 on 02/05/98; 1/3 on
02/05/9
9; 1/3 on 02/05/00.
(2)
Deferred Stock Units (DSUs) awarded 7/5/99 vest 7 years from the date of grant, subject to earlier vesting if specific earnings targets are achieved.
(3)
Stock Options granted 10/6/00 are exercisable commencing 10/6/01 on a cumulative basis as follows: 1/3 on 10/6/01; 1/3 on
10/6/02; 1
/3 on 10/6/03.
(4)
Deferred Stock Units (DSUs) awarded 10/6/00 vest commencing 10/6/01 on a cumulative basis as follows:  1/3 on 10/6/01; 1/3 on 10/6/0
2; 1/3 on 10/6/03.
(5)
Deferred Stock Units (DSUs)  awarded 4/10/2001 vests 3 year from the date of grant, subject to earlier vesting if the closing price of the Company's stock meets or exceeds specific target prices.
(6)
Stock options granted 5/31/01 are exercisable commencing 5/31/02 on a cumulative basis as follows: 1/3 on 5/31/02; 1/3 on 5/31/03; 1
/3 on 5/31/04.
(7)
Deferred Stock Units (DSUs) awarded 5/31/01 vest commencing 5/31/02 on a cumulative basis as follows: 1/3 on 5/31/02; 1/3 on 5/31/03
; 1/3 on 5/31/04.
(8)
Stock options granted 8/09/02 are exercisable commencing 8/9/03 on a cumulative basis as follows: 1/2 on 8/9/03; 1/2 on 8/9/04 under the Company's Stock Option Exchange Program.
(9)
Stock options granted 10/4/02 are exercisable commencing 10/4/03 on a cumulative basis as follows: 1/3 on 10/4/03; 1/3 on 10/4/04; 1
/3 on 10/4/05.
-
Common shares held directly and shown in Table I, Column 5 include shares acquired under Spherion Corporation's Employee Stock Purch ase Plan.
-
Reporting person was removed as an Insider in February 2000 due to reorganization within the Company.   Reporting person's position
with the company changed effective 2/17/03, resulting in him again becoming an Insider as of that date.

SIGNATURE OF REPORTING PERSON
/S/ Morgan, Robert
DATE 02/20/03